SEC 09058148 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladowsky Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Manor Road
(No. and Street)

Smithtown	NY	11787
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason R. Gladowsky (631) 360-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason Gladowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladowsky Capital Management Corp., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON GLADOWSKY

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLADOWSKY CAPITAL MANAGEMENT CORP.

Financial Statements

December 31, 2008

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2008

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 25, 2009

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 69,382
Receivable from clearing broker	25,000
Investment in securities - at fair value	32,123
Furniture, equipment, and improvements - net	17,306
Other assets	11,359
	$155,170
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 22,586
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, issued, and outstanding	20,000
Additional paid-in capital	274,570
Accumulated deficit	(161,986)
	132,584
	$155,170

See notes to financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Investment advisory fees	$ 858,145
Commissions	355,060
Loss on firm principal investments	(32,214)
Other	20,020
Interest	2,141
	1,203,152
Expenses	
Money manager fees	271,502
Salaries - officers	241,000
Salaries - other	271,709
Payroll taxes and employees benefits	46,031
Clearing costs	38,195
Subscriptions, research, and education	15,625
Registration, licenses, and fees	13,246
Occupancy cost - rent and real estate taxes	33,248
Office supplies, postage, and sundry	54,894
Communication and telephone	21,884
Computer	26,339
Travel and entertainment	55,679
Advertising and promotion	1,600
Insurance	87,802
Professional fees	8,020
Miscellaneous	1,323
Depreciation and amortization	8,764
	1,196,861
Net Income	$ 6,291

See notes to financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - December 31, 2007	$ 20,000	$ 274,570	$ (168,277)	$ 126,293
Net Income	-	-	6,291	6,291
Balance - December 31, 2008	$ 20,000	$ 274,570	$ (161,986)	$ 132,584

See notes to financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net income	$ 6,291
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	8,764
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Investment in securities	32,214
Other assets	665
Increase (decrease) in:	
Accounts payable and accrued expenses	(27,021)
	20,913
Cash Flows from Investing Activities	
Acquisition of equipment	(8,663)
Increase in Cash and Cash Equivalents	12,250
Cash and Cash Equivalents - beginning of year	57,132
Cash and Cash Equivalents - end of year	$ 69,382

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Gladowsky Capital Management Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment advisory services on a fee basis computed as a percentage of assets under management and earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company was incorporated on January 16, 1997 under the laws of the State of New York and maintains offices in Smithtown, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date basis.

c. ***Revenue Recognition*** - Investment advisory fees are charged to customer accounts based on the value of the customers' assets managed by the Company and although the fees are deducted from the customers' accounts in advance in accordance with the respective agreements between the customer and the Company, the Company recognizes these fees as revenue when earned. Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America.

d. ***Depreciation and Amortization*** - Furniture, equipment, and improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures, and improvements are depreciated or amortized using the straight-line or accelerated methods over estimated useful lives of five to seven years.

e. ***Advertising Costs*** - The costs of advertising are expensed as incurred and amounted to $150 for the year ended December 31, 2008.

f. ***Income Taxes*** - The Company has elected under the Internal Revenue Code and New York State tax regulations to be treated as an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or New York State income taxes has been included in these financial statements.

   The Company has elected to defer the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3). FIN 48 is effective for the Company's annual financial statements for the fiscal period beginning January 1, 2009. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

Continued

Although the Company is considered a pass-though entity for Federal and New York State income tax purposes, FIN 48 is applicable. The Financial Accounting Standards Board has deferred guidance on the application of the provisions of FIN 48 as they relate to pass – through entities. However, certain taxing jurisdictions do not recognize the Company's income tax status as a pass-through entity. The Company's accounting policy for evaluating uncertain tax positions taken or expected to be taken in income tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

g. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivable From Clearing Broker

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. At December 31, 2008, the amount due from the Clearing Broker represents the required clearing deposit to be maintained at the Clearing Broker.

4 - Fair Value Measurements of Investment in Securities

Effective January 1, 2008, the Company adopted SFAS No. 157 without material effect on the financial statements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- **Level 1** - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. As required by SFAS No. 157, the Company does not adjust the quoted price for these assets or liabilities, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
- **Level 2** - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroboration with observable market data. Level 2 includes assets or liabilities valued at quoted prices adjusted for legal or contractual restrictions specific to these assets or liabilities.
- **Level 3** - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market data.

As of December 31, 2008, Securities owned by the Company consist of only Level 1 hierarchy securities which consist of 1,300 shares of NASDAQ Stock Market, Inc. ("NASDAQ") at fair value of $32,123.

5 - Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are stated at cost and are summarized as follows:

Furniture and fixtures	$ 70,095
Equipment - office and data processing	80,483
Leasehold improvements	8,375
	158,953
Less: Accumulated depreciation and amortization	141,647
	$ 17,306

Depreciation and amortization expense for the year ended December 31, 2008 amounted to $8,764.

6 - Related Party Transactions

Effective November 1, 2003, the Company leases its office facility from a related company on a month-to-month basis. Rent expense for the year ended December 31, 2008 was $32,750.

7 - Employee Benefit Plan

The Company has established a retirement plan for the benefit of all eligible full-time employees who have at least one year of service and are at least 21 years of age. The plan provides for an annual contribution by the Company at the discretion of the stockholders. The contribution is limited to 3% of eligible salaries or 100% of the contribution made by the employee. The employee benefit expense for the year ended December 31, 2008 was $13,730 related to the Company's contribution to the benefit plan.

8 - Contingencies

The Company maintains cash balances in a financial institution. Cash in banks is insured up to $250,000 per institution by the Federal Deposit Insurance Corporation through December 31, 2009. Bank balances, from time to time, exceed federally insured limits.

9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $96,147, which was $91,147 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.23 to 1.

Continued

10 - Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with a clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company may incur a loss if it has to purchase or sell the financial instrument underlying the trade or contract.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 *Schedule I*

COMPUTATION OF NET CAPITAL	
Total Stockholders' Equity Qualified For Net Capital	$ 132,584
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Furniture, equipment and improvements - net	17,306
Other assets	11,359
	28,665
Net Capital Before Haircuts	103,919
Haircuts on Securities	
Other securities	4,818
Undue concentration	1,653
Other	1,301
	7,772
Net Capital	96,147
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	22,586
Total Aggregate Indebtedness	$ 22,586
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	1,505
Net Capital Requirement - under SEC Rule 15c3-1 - greater of minimum net capital requirement or $5,000	$ 5,000
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 94,642
Ratio of Aggregate Indebtedness to Net Capital	0.23 to 1

There were no differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 26, 2009 as filed by the Company.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2008 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.

In planning and performing our audit of the financial statements of Gladowsky Capital Management Corp. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 25, 2009